82-3361

Pernod Ricard

RECEIVED
2005 FEB 15 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3rd of february 2005

AP/FL/35.2005

05005812

SECURITIES & EXCHANGE COMMISSION
Ofifce of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

PROCESSED
FEB 18 2005
THOMSON
FINANCIAL

Antoine PERNOD



Pernod Ricard

2004 Consolidated Sales

- **Wine & Spirits 2004 sales: 5.8% organic growth rate, with Spirits posting a 6.7% organic growth rate**
- **Sales growth driven by premium brands, Asia and Americas operations**

Paris, France, 3 February 2005 - Pernod Ricard reports that its Wine & Spirits business realised sales (excluding duties and taxes) of € 3,490 million for the year ended 31 December 2004, up 2.1% over 2003, reflecting a 5.8% sales organic growth rate that was partially offset by the adverse impact of forex movements and Group perimeter changes amounting to € 108 million and € 19 million respectively. These good results were achieved due to the excellent performance of Spirits, which posted a 6.7% sales organic growth rate, and in particular the performance of premium brands. Hence, a 3% increase in 12 key brands volume generated a corresponding 8% increase in sales on a constant exchange rates basis. Sales growth was primarily driven by the Group's Asia/Rest of World and Americas operations.

Remarkable performance of Chivas Regal and Martell
These two brands confirmed their dynamism with volume growth of 12% and 7% respectively. Chivas Regal reported increased sales for all regions, with a spectacular acceleration in Chinese Asia. Martell enjoyed rapid growth for its superior qualities and in particular for Cordon Bleu (+29%).

Strength of growth drivers
These brands continued their rapid growth due to the US and European markets: Jameson (+10%), The Glenlivet (+9%), Amaro Ramazzotti (+6%) and Havana Club (+7%). The latter, which just recently surpassed the 2 million cases threshold, enjoyed remarkable growth in Germany (+32%). Jacob's Creek's progress was hindered by the deterioration of the Australian market in the 4th quarter.

Steady growth in Europe (excluding France): 3.5% W&S organic sales growth
This region, which accounted for nearly 40% of Group W&S sales, continued its steady growth, driven by the Group's 12 strategic brands, which enjoyed 5% volume growth. The United Kingdom, Germany, Greece and Russia are all enjoying strong growth. Italy and Spain are progressing well overall, notwithstanding difficulties experienced with a few brands. Ireland and Poland (for vodkas) were both difficult markets in 2004. Eastern Europe overall saw a significant rise in the demand for international brands.

Excellent performance for Americas: 8.0% W&S organic sales growth
2004 was a remarkable year for the US: Chivas Regal and Martell returned to growth while the sustained growth of Jameson, The Glenlivet, Wild Turkey, Seagram's Vodka and Jacob's Creek continued. The Latin America region achieved excellent growth for both its local and international brands (Chivas Regal in particular), benefiting from a generally favourable economic environment.

Continued Asia/Pacific expansion: 12.2% W&S organic sales growth
Growth in this region was driven by the formidable dynamism of Chinese Asia and by the Chivas Regal, Martell, Royal Salute and 100 Pipers brands. The Japanese and Korean markets remained difficult, while India continued to grow due to local whisky brands. The Australian wine market, experienced a difficult end of year that adversely impacted on the region's growth in the 4th quarter.

Contrasting situation in France: 0.4% W&S organic sales growth
Reflecting a drop in anis, Ricard (-3%) and Pastis 51 (-6%) regressed, while the Group's whisky (Chivas Regal, Clan Campbell, Aberlour), rum (Havana Club) and vodka brands progressed strongly (Wyborowa, Zubowka).

Pernod Ricard consolidated sales (Ex-Duties & Taxes)
Pernod Ricard reported consolidated aggregate sales of € 3,572 million for 2004, up 1.1% over the previous year, reflecting the virtual disappearance of the Group's non-Wine & Spirits business activities, whose sales now only account for 2.3% of Group sales.

Conclusion
Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, expressed his great satisfaction with the Group's performance as follows:
"2004 was a great success for the Group marked by the excellent achievements of our Chivas Regal, Martell and Jameson premium brands, and by the confirmation of the potential of the Asian and American markets. In addition, we significantly increased our level of Advertising and Promotion expenditures, key to the future development of our premium brands.
He continued "This very good performance which was confirmed in the 4th quarter enables us to confirm a Wine & Spirits organic growth target of between 8 and 10% in operating profit".
In addition, the generation of a high level of free cash flow has led to a further reduction in net debt (net debt c. € 1.8 billion at the end of 2004).

Next Press Release: 17 March 2005 - 2004 full year financial results

For more information, please contact:
Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

Appendices

Sales split as at 31 december 2004 (€ millions)

	12/31/2003		12/31/2004		Change		Organic growth		Forex impact		Perimeter impact	
Total Wine & Spirits	3,418.6	97%	3,489.5	98%	70.9	2.1%	197.5	5.8%	-108.2	-3.2%	-18.5	-0.5%
Total Other Business	115.0	3%	82.1	2%	-32.9	-28.6%	-8.2	-7.1%	-0.1	-0.1%	-24.7	-21.5%
Total Group	**3,533.7**	**100%**	**3,571.6**	**100%**	**37.9**	**1.1%**	**189.3**	**5.4%**	**-108.3**	**-3.1%**	**-43.2**	**-1.2%**

Wine & Spirits sales split as at 31 december 2004 (€ millions)

	12/31/2003		12/31/2004		Change		Organic growth		Forex impact		Perimeter impact	
Wine & Spirits France	580.7	17%	579.6	17%	-1.1	-0.2%	2.1	0.4%	0.1	0.0%	-3.3	-0.6%
Wine & Spirits Europe	1,359.7	40%	1,393.7	40%	34.0	2.5%	47.5	3.5%	-0.4	0.0%	-13.1	-1.0%
Wine & Spirits Americas	770.2	22%	753.7	21%	-16.6	-2.1%	61.7	8.0%	-76.5	-9.9%	-1.7	-0.2%
Wine & Spirits ROW	708.0	21%	762.5	22%	54.5	7.7%	86.2	12.2%	-31.3	-4.4%	-0.4	-0.1%
Total Wine & Spirits	**3,418.6**	**100%**	**3,489.5**	**100%**	**70.9**	**2.1%**	**197.5**	**5.8%**	**-108.2**	**-3.2%**	**-18.5**	**-0.5%**

Volume Growth by key brands as at 31 december 2004

Volumes 2004/2003 (M c9L)	VOL 2004	2004/2003
Chivas Regal	3.3	12%
Jameson	1.7	10%
The Glenlivet	0.4	9%
Martell	1.2	7%
Havana Club	2.0	7%
Amaro Ramazzotti	1.2	6%
Jacob's Creek	7.1	5%
Clan Campbell	1.6	4%
Wild Turkey	0.8	3%
Seagram Gin	3.3	0%
Ricard	6.0	-3%
Pastis 51	1.8	-6%
12 Key Brands	**30.3**	**3%**
Spirits	**51.6**	**2%**
Branded Wine	**14.2**	**1%**

Forex impact Wine & Spirits

		Change	Forex impact M€	Forex impact %
US Dollar and ass. Currencies	USD	-9%	(79.6)	74%
USD	*USD*	-9%	(61.4)	57%
MYR, HKD, CNY	*Dev ass*	-9%	(18.3)	17%
Bolivar Venezuela	VEB	-23%	(14.3)	13%
Thai Bath	THB	-6%	(7.4)	7%
Indian Roupie	INR	-6%	(4.4)	4%
Australian Dollar	AUD	2%	4.1	-4%
Sterling Pound	GBP	2%	5.9	-5%
Other Currencies			(12.4)	12%
Total			**(108.2)**	**100%**